Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Item 2.	Date of Material Change

February 21, 2012.

Item 3.	News Release

News Release dated February 21, 2012 was disseminated through Marketwire.

Item 4.	Summary of Material Change

The Company has filed a National Instrument 43-101 compliant technical report disclosing the Company’s initial resource estimation for its La Joya Property in Durango, Mexico. The Inferred Mineral Resources at La Joya are estimated at 57.9 million tonnes grading 28 gpt silver, 0.18 gpt gold, and 0.21% copper. These initial resources contain approximately 51.3 million ounces of silver, 333,400 ounces of gold (16.7 million ounce of Ag Eq) and 270.3 million pounds of copper (33.9 million ounces Ag Eq) for a total of 101.9 million ounces silver equivalent* (Ag Eq) using a cutoff grade of 15 gpt Ag Eq.

Item 5.1	Full Description of Material Change

The Company has filed a National Instrument 43-101 compliant technical report (the “Report”) disclosing the Company’s initial resource estimation for its La Joya Property in Durango, Mexico. Inferred Mineral Resources previously announced in the Company’s news release dated January 5, 2012 are estimated at 57.9 million tonnes grading 28 gpt silver, 0.18 gpt gold, and 0.21% copper. These initial resources contain approximately 51.3 million ounces of silver, 333,400 ounces of gold (16.7 million ounce of Ag Eq) and 270.3 million pounds of copper (33.9 million ounces Ag Eq) for a total of 101.9 million ounces silver equivalent* (Ag Eq) using a cutoff grade of 15 gpt Ag Eq. Resource estimates using higher grade cutoffs are also shown in the table below. The Report can be reviewed in its entirety on the SEDAR website at the Company’s profile at www.sedar.com.

The resources have been independently estimated utilizing Company Phase I drilling and sampling programs along with independently-validated historic data. Drilling to date has been relatively widespread in the Phase I area which is approximately 1 kilometre by 500 metres. As a result, the initial resource estimates are considered by the Company to cover only a portion of the overall potential within the Phase I area. The Main Mineralized Trend, which includes the Phase I and Phase II drilling areas, has an overall length of 2.5 kilometres and an average minimum width of 500 metres (see News Release dated November 14, 2011 for description of target areas). Phase II drilling is currently underway and contemplates at least 80 drill holes to further test the Main Mineralized Trend as well as three adjacent targets.

La Joya Silver, Gold, Copper Resource Summary (Phase I Area)

Category**	AgEQ Cut-off Grade (GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

Based on available data and computer modeling, the current most continuous mineralization at La Joya is hosted within at least 9 sub-vertical, near east-west striking structurally-controlled stockwork zones. These zones are considered to be semi-continuous along strike with true widths ranging from 15 to 50 metres using a cutoff grade of 15 gpt Ag Eq. At least 14 near-horizontal mantos (semi-continuous disseminated stratabound sulphides) have been defined within the resource area, which are cross-cut by the stockwork zones and are currently considered secondary to stockwork mineralization. The La Joya deposit is currently interpreted to host four related styles of mineralization, (See News Release dated October 17, 2011 for defined types of mineralization at La Joya.)

Preliminary Inferred Resources for lead (Pb), zinc (Zn) and tungsten (WO3) have also been estimated in the Report for which summaries are presented below. These resources are relatively restricted in area until further drilling and delineation have been completed. Historic drilling has shown widespread, pervasive tungsten at La Joya. Some of the historic drill data cannot be validated and therefore, cannot be relied upon for resource estimation. Ongoing Phase II drilling will test non-validated historically drilled areas.

Lead and zinc mineralization is recognized to be concentrated within the structural corridors and is currently thought to be mineralogically independent of the Ag-Cu-Au concentrations. A mineral resource estimate for lead and zinc has been calculated as a basis for future resource estimation on the property and is reported using a 0.75% Zn+Pb cut-off. The value per tonne method was not used to calculate an equivalent for these metals as the long term metal price trends indicates near 1:1 relationship.

Inferred Zn+Pb Resource Estimation (Phase I Area)

Category	Zn+Pb Cut-off Grade (%)	Rounded Tonnage	Zn (%)	Pb (%)	Pb+Zn (%)
Inferred	0.75	914,000	1.01	0.40	1.42

Tungsten mineralization is recognized to be locally concentrated on the property in certain non-validated historic drilling as well as being verified by recent SilverCrest drilling. Future exploration efforts by SilverCrest are expected to quantify tungsten concentrations on the property. An Inferred Mineral Resource for tungsten has been estimated based on recent verified SilverCrest and validated historic drilling only as a basis for future resource estimation and is reported using a 0.05% tungsten trioxide (WO3) cut off.

Inferred WO3 Resource Estimation (Phase I Area)

Category	WO3 Cut- off (%)	Rounded Tonnage	WO3 (%)
Inferred	0.05	5,308,000	0.064

The independent Qualified Persons for the La Joya mineral resource estimation who have reviewed and approved this information are James Barr, P.Geo. and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company, and Ting Lu, P.Eng. from Wardrop Engineering, a Tetra Tech Company. The Report was prepared by the aforementioned Qualified Persons and adheres to the disclosure requirements of National Instrument 43-101. There have been no previous qualified resources reported for the La Joya Property.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

J. Scott Drever, Chairman and President
Telephone: (604) 694-1730

Item 9.	Date of Report

February 21, 2012